UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           THE NEW YORK TIMES COMPANY
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                                (Name of Issuer)

                     Class A Common Stock of $.10 par value
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                         (Title of Class of Securities)

                                   650111 10 7
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                                 (CUSIP Number)

                               Theodore R. Wagner
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111 10 7

1   NAME OF REPORTING PERSON:   Judith P. Sulzberger
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [ ]
                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  5,481,742 shares*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  1,643,636 shares
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:  5,481,742 shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  1,643,636 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    7,125,378 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.5%

14  TYPE OF REPORTING PERSON: IN

-----------

* Includes 20,000 shares issuable upon exercise of stock options and 2,370 shares issuable upon conversion of 2,370 shares of Class B Common Stock.


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


     This Amendment No. 4 to a Statement on Schedule 13D of Judith P. Sulzberger ("Dr. Sulzberger") is being filed to report her resignation on May 11, 2001, as a trustee of the trust created under an indenture dated as of June 24, 1997, and amended as of December 14, 2000, between Arthur Ochs Sulzberger, Marian S. Heiskell, Ruth S. Holmberg and Dr. Sulzberger as grantors, and the grantors and Lynn G. Dolnick as trustees (the "1997 Trust").

Item 2. Identity and Background.

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) The person filing this statement is Judith P. Sulzberger ("Dr. Sulzberger"). In addition, the following other persons are named in Item 5(b) of this Statement as sharing voting or dispositive power with Dr. Sulzberger (the "Additional Persons"): Arthur Ochs Sulzberger; Marian S. Heiskell; Ruth S. Holmberg; Daniel H. Cohen and James M. Cohen.

     (b) The business address of Dr. Sulzberger, Marian S. Heiskell and James M. Cohen is 229 West 43rd Street, Room 1031, New York, New York 10036. The business address of Arthur Ochs Sulzberger is The New York Times Company, 229 West 43rd Street, New York, New York 10036. The business address of Ruth S. Holmberg is The Chattanooga Times, 100 East Tenth Street, Chattanooga, Tennessee 37401. The business address of Daniel H. Cohen is 230 West 41st Street, Suite 1604, New York, New York 10036.

     (c) Dr. Sulzberger is a physician currently retired from the active practice of medicine.

     Arthur Ochs Sulzberger is principally employed as Chairman Emeritus and a director of the Company.

     Marian S. Heiskell is principally employed as a director of various charitable organizations.


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



     Ruth S. Holmberg is retired as Chairman of Times Printing Company, the publisher of The Chattanooga Times newspaper, the address of which is 100 East Tenth Street, Chattanooga, Tennessee 37401.

     Daniel H. Cohen is principally employed as President of Dan Cohen & Sons, a television producer, the address of which is 230 West 41st Street, Suite 1604, New York, New York 10036.

     James M. Cohen is currently a fulltime student.

     (d) None of Dr. Sulzberger and the Additional Persons has ever been convicted in a criminal proceeding.

     (e) None of Dr. Sulzberger and the Additional Persons has ever been a party to a civil proceeding of a judicial or administrative body, as a result of which he or she was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.

     (f) Dr. Sulzberger and all the Additional Persons are citizens of the United States.

Item 4.  Purpose of Transaction.

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The primary purpose of the 1997 Trust is to maintain the editorial independence of The New York Times and perpetuate it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will. This purpose has been effectuated by maintaining control of The New York Times in the hands of a small number of the descendants of Adolph S.

Ochs acting as trustees of the 1997 Trust for the benefit of all such descendants. The 1997 Trust holds approximately 87.2% of the outstanding shares of the Company's Class B Stock of 10(cent) par value (the "Class B Stock"), which is not publicly traded and the holders of which have the right to elect approximately 70% of the Company's board of directors.

     Dr. Sulzberger currently has no plan or proposal which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that Dr. Sulzberger may continue to make gifts of Class A Stock to or for the benefit of members of her immediate family and charitable institutions;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;


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



          (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Dr. Sulzberger is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 5,481,742 shares of Class A Stock, representing approximately 3.5% of the outstanding shares of Class A Stock(1) and consisting of (i) 5,459,372 outstanding shares which she holds directly,
(ii) 2,370 shares issuable to her upon the conversion of 2,370 shares of Class B Stock held by her, and (iii) 20,000 shares issuable upon the exercise of options granted to her under a Company stock option plan.(2)

     Dr.   Sulzberger  is  also  an  officer  and  director  of  The  Sulzberger
Foundation, Inc. (the "Foundation"), which holds 329,936 shares of Class A Stock, which is less than 1% of the

___________________

     (1) Each percentage of outstanding Class A Stock herein is a percentage of the sum of (a) the 158,381,345 shares of Class A Stock shown as outstanding as of May 4, 2001, in the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, (b) the 738,810 unissued shares which are issuable upon the conversion of Class B Stock held by the 1997 Trust, and (c) the other unissued shares which are issuable to Dr. Sulzberger upon the exercise of options or the conversion of Class B Stock.

     (2) All shares shown herein as beneficially owned that are issuable upon exercise of options are shares which may be acquired by Dr. Sulzberger upon exercise of currently exercisable options or options which will first become exercisable on or prior to July 11, 2001.

outstanding shares of Class A Stock, as to which shares Dr. Sulzberger shares voting and dispositive power with Arthur Ochs Sulzberger, Marian S. Heiskell, and Ruth S. Holmberg, all of whom are officers and directors of the Foundation.

     Also, each of Dr. Sulzberger and her children Daniel H. Cohen and James M. Cohen holds a 32.8% membership interest in BONZO, L.L.C., which is the general partner in JUDAJA, L.P. JUDAJA, L.P. holds 1,313,700 shares of Class A Stock. Accordingly, Dr. Sulzberger may be deemed to share with Daniel H. Cohen and James M. Cohen voting and dispositive power with respect to these 1,313,700 shares. The remaining 1.6% membership interest in JUDAJA, L.L.C. is held by the Marujupu, L.L.C., which until April 11, 2001, was owned by Arthur Ochs Sulzberger, Marian S. Heiskell, Ruth S. Holmberg and Dr. Sulzberger and on that date became wholly-owned by the 1997 Trust.

     In summary of the foregoing, Dr. Sulzberger is the direct and indirect beneficial owner in the aggregate of 7,125,378 shares of Class A Stock, representing approximately 4.5% of the outstanding shares of Class A Stock.

     (c) Since March 1, 2001, no transactions in the Class A Stock have been effected by Dr. Sulzberger and the Additional Persons, except that

          (i) on March 27, 2001, Daniel H. Cohen received a gift of 250 shares of Class A Stock from Dr. Sulzberger,

          (ii) on March 27, 2001, Dr. Sulzberger made gifts of an aggregate of 2,000 shares of Class A Stock, including the gift described in (i) above, and

          (iii) on March 1, 2001, Marian S. Heiskell made gifts of an aggregate of 36,506 shares of Class A Stock.

     (d) Not applicable.

     (e) On May 11, 2001, upon Dr. Sulzberger's resignation as a trustee of the 1997 Trust, she ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to her beneficial ownership of Class A Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The 1997 Trust was established by an indenture dated June 24, 1997 (the "Original Indenture"), between Marian S. Heiskell, Ruth S. Holmberg, Dr. Sulzberger and Arthur Ochs Sulzberger (collectively, the "grantors"), and the grantors and Lynn G. Dolnick, as trustees. On December 14, 2001, the grantors and Lynn G. Dolnick entered into a first amendment to the Original Indenture (the "Amended Indenture"). The Amended Indenture is being filed with this Amendment No. 5 as Exhibit G to this Statement and is hereby incorporated herein by reference. The following summary of certain material terms of the Amended Indenture is qualified in its entirety by such reference to Exhibit G.

     The principal purpose of the Amended Indenture was to increase the number of trustees of the 1997 Trust from five to eight, of whom four trustees are "appointed trustees" and four trustees are either grantors or "elected trustees."

     Upon the death, resignation or incapacity of any appointed trustee, the trustees will appoint a successor trustee. Upon the death, resignation or incapacity of a grantor trustee or an elected trustee, a successor trustee will be elected by a majority vote of those beneficiaries of the 1997 Trust who are over the age of twenty-five years and who are descendants of Iphigene Ochs Sulzberger or who are both married to and living with a descendant of Iphigene Ochs Sulzberger, and who wish to vote, in an election called by the trustees for that purpose. Any determination made by the trustees regarding the procedures and rules for such election or the outcome thereof will be conclusive as to all persons interested or claiming to be interested in the 1997 Trust. The beneficiaries of the 1997 Trust are (1) the grantors, (2) the descendants of the grantors other than those who request at any time after all the grantors are deceased, and who receive in the absolute discretion of the trustees, a distribution of a fractional share of the 1997 Trust corpus as permitted by the Amended Indenture,
(3) spouses of the grantor or of their descendants, and (4) certain organizations, contributions to which are allowable as deductions under the Internal Revenue Code.

     Elected trustees will be replaced by elected trustees, and appointed trustees will be replaced by appointed trustees, so that there will always be four trustees who are appointed trustees and four trustees who either are grantors or elected trustees.

     The Amended Indenture provides that Lynn G. Dolnick, Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger, Jr. are the first four appointed trustees. Such appointment became effective on May 7, 2001, upon approval by the Federal Communications Commission, which regulates changes in control of corporations or other entities holding broadcast licenses.

     Also effective May 11, 2001, Marian S. Heiskell, Ruth S. Holmberg and Dr. Sulzberger resigned as grantor trustees and were succeeded by Daniel H. Cohen, Arthur S. Golden and Cathy J. Sulzberger, who had been duly elected trustees by the eligible beneficiaries of the 1997 Trust.

     The 1997 Trust will continue in existence until the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on December 14, 2001.

Upon the termination of the 1997 Trust at the end of the stated term thereof, the shares of Class B Stock will be distributed to the descendants then living of Iphigene Ochs Sulzberger. Item 7. Material to be Filed as Exhibits.

     Exhibit G:     FirstAmendment,  dated as of  December  14,  2000,  to Trust
                    Indenture  dated June 24, 1997,  between Marian S. Heiskell,
                    Ruth S.  Holmberg,  Judith P.  Sulzberger,  and Arthur  Ochs
                    Sulzberger,  as  grantors,  and  the  grantors  and  Lynn G.
                    Dolnick as trustees.



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


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Judith P. Sulzberger
                                                     ------------------------
                                                     Judith P. Sulzberger

Dated: June 29, 2001


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